Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

May 18, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on May 14, 2021

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and year ended March 31, 2021, conducted on May 14, 2021. The same has also been uploaded on our website. The weblink to access it is https://www.drreddys.com/investors/presentations/earnings-call/.

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

Dr. Reddy’s Laboratories Limited

Q4 & FY’21 Earnings Conference Call

May 14, 2021

Management:

G V Prasad, Co-Chairman & Managing Director

Erez Israeli, Chief Executive Officer

Parag Agarwal, Chief Financial Officer

Amit Agarwal, Head, Investor Relations

Dr. Reddy’s Laboratories Limited

May 14, 2021

Moderator:

Ladies and gentlemen, good day, and welcome to the Q4 & FY’21 Earnings Conference Call of Dr. Reddy’s Laboratories Limited. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Amit Agarwal – Head of Investor Relations at Dr. Reddy’s Laboratories Limited. Thank you, and over to you Mr. Agarwal.

Amit Agarwal:

Thank you. Very good morning and good evening to all of you and thank you for joining us today for the Dr. Reddy’s Earnings Conference Call for the Quarter and Full Year-ended March 31, 2021.

Earlier, during the day, we have released our “Results” and the same are also posted on our website. This call is being recorded, and the playback and transcript shall be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements.

To discuss the “Business Performance and Outlook”, we have the leadership team of Dr. Reddy’s, comprising Mr. G V Prasad, our Co-Chairman and Managing Director; Mr. Erez Israeli, our CEO; Mr. Parag Agarwal, our CFO; and the Investor Relations team.

Please note that today’s call is a copyrighted material of Dr. Reddy’s and cannot be rebroadcasted or attributed in press or media outlet without the company’s expressed written consent. Before I proceed with the call, I would like to remind everyone that the Safe Harbor contained in today’s press release also pertains to this conference call.

Now, I hand over the call to Mr. G V Prasad. Over to you, sir.

G V Prasad:

Thank you Amit. Good evening, good afternoon and good morning to all the participants. I do hope that you and your families will remain safe and healthy during these challenging times. I would like to start this call by thanking all our teams from the bottom of my heart for the work they are doing for COVID patients in India and the rest of the world. I also want to thank all our teams who are ensuring the safety of our frontline workers and teams by ensuring all the precautions for COVID.

Dr. Reddy’s Laboratories Limited

May 14, 2021

All of us at Dr. Reddy’s are driven by our purpose and belief that good health can’t wait. We are motivated to serve patients in every possible way and with utmost urgency. This is reflected in the multiple collaborations we have entered to develop and commercialize a wide range of preventive and curative options for COVID treatment. As you already know, we launched Sputnik V vaccine today. And we have also over the past few weeks ramped up our supply of multiple medicines including Remdesivir to meet the surge in demand. We are also working on the launch of newer treatment options, which we’ll bring to the market in the next few months. We have also ensured that supplies of our existing medicines continue uninterrupted and we continue to meet the market demand for all our markets.

Being sensitive to the current realities, we are extending help in all possible manner to our employees, including additional insurance coverage, converting some of our residential training facilities into dedicated in-house treatment facilities, supporting people with the virtual doctor consultations, arrangement of medicines, oxygen and any other required support. While we do all this, we remain committed to our strategy of attaining market leadership in our chosen spaces, driving operational excellence with continuous improvement and focus on patient-centric product innovation.

Each of our current business will continue to drive growth for the next few years. But we are also investing in building for the future through advancing science, digitalization and innovation.

These are extraordinary times and call for finding solutions rapidly and making them available to as many people as possible in the shortest possible time. This is what is driving us, and we are all committed to playing our part in helping people to get back to health at the soonest.

With these opening remarks, I hand over the call to Parag for taking you through the financial performance of the company for the quarter and for the year. Over to you, Parag.

Parag Agarwal:

Thank you Prasad. Greetings to everyone, and thanks for joining this call. Given the prolonged COVID times, I hope you and your families are keeping safe and healthy.

I’m pleased to take you through our results for the Q4 and full year of fiscal 2021. It is yet another year of good financial performance with highest ever Sales and EBITDA and a strong cash flow generation from operations. The PBT adjusted for impairment in both the year and for out-licensing and settlement income in FY’20 grew by 45% for the year despite COVID-related challenges.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Let me take you through the key financial highlights for the quarter and FY 21 in a bit more detail. For this section, all the amounts are translated into US dollar at a convenient translation rate of Rs.73.14 which is the rate as of 31st March, 2021.

Consolidated revenues for the quarter stood at Rs.4,728 crores, that is US$646 million and grew by 7% on year-on-year basis and declined by 4% on a sequential quarter basis. Year-on-year growth has been supported by a growth in most of our businesses. Sequential decline was primarily due to lower sales in branded markets and recognition of milestone income in Q3.

The revenues for the financial year 2021 stood at Rs.18,972 crores that is US$2.59 billion and grew by 9%. Adjusted for PP Neuro out-licensing income during FY’20, the growth stood at 13.5%. The growth is supported by new product launches, contribution of portfolio acquired from Wockhardt, improvement in the base business volume, scale up in new markets and favorable forex.

Consolidated gross profit margin for this quarter has been 53.7%, an increase of 220 bps year-on-year, and decline of 10 bps on quarter-on-quarter basis. The year-on-year increase is primarily attributable to improved product mix and productivity, partly offset with lower export incentives and price erosion in the generic markets. Gross margin for the Global Generics and PSAI were at 57.9% and 31.7% for the quarter.

Gross margin for financial year ‘21 has been 54.3% which is an improvement of 50 basis points over financial year ‘20. Gross margin for the Global Generics and PSAI were at 59% and 29.5% for the year.

The SG&A expense for the quarter is Rs.1,428 crores, that is US$195 million, an increase of 17% year-on-year and a decrease of 1% quarter-on-quarter. The year-on-year increase is primarily due to additional expenses incurred with the integration of business acquired from Wockhardt, higher freight costs investments in digital capability building and higher filing costs. The SG&A spend for the year is Rs.5,466 crores, that is US$746 million and has grown by 9%. The SG&A cost as a percentage to sales was 28.8% which is similar to previous year.

R&D spend for the quarter is Rs.409 crores, that is US$56 million and is at 8.7% of sales. The R&D spend for financial year ‘21 is Rs.1,654 crores, that is US$226 million. R&D percentage to sales stood at 8.7% for FY’21, which is in line with previous year. The improvement in R&D productivity is reflected in higher filings across our markets.

The EBITDA for the quarter is Rs.1,133 crores, that is US$155 million, and the EBITDA margin is 24%. The EBITDA for the year is Rs.4,748 crores, that is US$649 million. EBITDA margin for the year is at 25% which is in line with our aspirational target. Our profit before tax for the quarter stood at Rs.807 crores, that is US$110 million, and that for the year stood at Rs.2,832 crores, that is US$387 million.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Effective tax rate for the quarter has been 31.4%. The ETR has been impacted due to derecognition of deferred tax assets related to depreciation and goodwill pursuant to a recent change in income tax regulation. Effective tax rate for the year has been at 32.4%, higher primarily due to non-recognition of deferred tax assets on losses arising out of impairment. We expect our normal ETR to be in the range of 25% to 26%.

Profit after tax for the quarter stood at Rs.554 crores, that is US$76 million, and that for the year stood at Rs.1,915 crores, that is US$262 million. Reported EPS for the quarter is Rs.33.29 and that for the year is Rs.115.14.

Operating working capital decreased by Rs.139 crores, which is US$19 million, against that on December 31, 2020, mainly driven by decrease in receivables, partly offset with increase in inventory. Our capital investments stood at Rs.288 crores, which is US$39 million in this quarter and Rs.974 crores, which is US$133 million during the year.

The free cash flow generated during the quarter was Rs.792 crores which is US$108 million, mainly supported by profitability and decrease in operating working capital. The free cash flow generated during this year post acquisition was at Rs.761 crores which is US$104 million. Consequently, we now have a net surplus cash of Rs.751 crores that is US$103 million as of March 31, 2021.

Foreign currency cash flow hedges in the form of derivatives for the US dollar are approximately US$675 million, largely hedged around the range of Rs.72.6 to Rs.77.6 to the dollar, ruble 7,200 million at the rate of Rs.0.9906 to the ruble, AUD10 million at the rate of Rs.57.7 and South African rand 148 million at the rate of Rs.4.96 maturing in the next 12-months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli:

Thank you Parag. Good morning and good evening to everyone. I hope that you and your loved ones are staying safe and well through this surge of pandemic in India.

I’m quite happy with the way we have been able to manage our business operation during these unprecedented times. While we have made significant efforts to bring to market a range of COVID-related drugs as our part in this fight for global pandemic, we remain committed to our long-term strategy and continue to push our agenda forward towards accelerating growth in each chosen areas.

Dr. Reddy’s Laboratories Limited

May 14, 2021

The full year ‘21 has indeed been a milestone year for us, which is reflected in the following key highlights:

1.	Successful completions of clinical trials for Sputnik V vaccine in India, leading to an eventual launch today,

2.	Development and launch of several COVID-related drugs,

3.	Successful integration of business acquired from Wockhardt in India,

4.	Healthy sales growth supported by all our major markets,

5.	Attaining EBITDA margin of 25%, consistent with our aspiration,

6.	ROCE adjusted for impairment charges also move on towards our aspirational targets,

7.	Healthy cash flow generation leading to much stronger balance sheet,

8.	Scaling up of product development pipeline for all of our businesses, and

9.	Productivity improvement across manufacturing, R&D and commercial section of the business.

Now let me take you through the key business highlights of our business. Please note that all the reference to the numbers in these sections are in respective local currencies.

Our North America Generics business recorded sales of $237 million for the quarter, with a decline of 5% year-over-year and a growth of 1% on a sequential quarterly basis. On the back of much higher base of March 2020 which was driven by pantry loading by patients and significant inventory buildup by customers due to the COVID-19 lockdowns at that time. On a full year basis, the sales for the business were $948 million, a growth of 4% over the previous year. Despite all the industry level headwinds and COVID-related slowdowns, NAG business has managed to grow for the second year in a row.

We launched six new products during the quarter, including Vigabatrin tablets, which has been granted CGT status. Overall, in the year, we launched 28 new products, including one relaunch. We expect the strong new launches momentum to continue through the current year as well with similar number of launches.

Our Europe business recorded sales of EUR45 million this quarter, with a year-on-year growth of 4% and sequential quarter decline of 5%. On the full year basis, the sales are EUR178 million and has grown at a strong rate of 20%. The growth is driven by both new product launches and improvement in volumes seen across the market. During the quarter, we launched three new products in Germany, four in UK, one in Italy and two in Spain. During the full year, we had 14 new launches across our markets in Europe. We are extremely pleased with the strong turnaround witnessed in both our key pure generic businesses of NAG and Europe.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Our emerging markets business recorded sales of Rs.885 crores with the year-on-year growth of 10% and sequential quarter decline of 8%. On a full year basis, the emerging market sales have been Rs.3,509 crores and grew 7%. Within the EM segment, the Russia business in Q4 grew by 10% on a year-on-year basis and declined by 11% on a quarter-to-quarter basis in constant currency. The quarter-on-quarter decline has been largely due to a market slowdown seen in this quarter. In FY’21, Russia business grew by 1% in constant currency. Our business in China has performed well during the year. During the quarter, we launched 31 new products across emerging markets.

Our India business recorded sales of Rs.845 crores with a year-over-year growth of 23% and a sequential decline of 12%. The sequential decline was driven by reduced demand for COVID drugs during this quarter as the infections remain low and seasonal impact in our portfolio. On a full year basis, our sales was Rs.3,342 crores and grew by 15%. Adjusted for sales contribution from the portfolio acquired from Wockhardt, we grew at 8% during Q4 and 2% in the full year. While we saw increase in physical connect with the healthcare professional during Q4, the physical activities again reduced significantly in the recent months due to COVID surge. During the quarter, we launched two new products in the Indian market. As per the IQVIA report of March 2021, we have now ranked #11 in the MQT and MAT basis.

Our PSAI business recorded sales of $108 million, with a strong year-on-year growth of 9% and sequential quarter growth of 14%. On the full year basis, the sales were $431 million with a strong growth of 19%. While there may be fluctuation in quarter-on-quarter growth trends for this business owing to a changing order book cycles, we believe that there is a reasonable headroom for sustained growth in both API as well as custom services business.

On the R&D front, we continue to strengthen our pipeline of products across the markets with focused R&D investment in value accretive assets. During the quarter, we filed 57 drug master files globally, including 7 filings made in the US. We have also filed 60 formulation products across global markets, including 11 ANDAs and 1 NDA in the United States. In addition to these new filings, we have filed multiple supplements and variations as part of manufacturing robustness and cost improvement initiatives to enhance our overall competitive position in the US market. As of March 31, 2021, we have 95 cumulative filings pending for approval with the USFDA which include 92 ANDAs and three 505(b)(2)NDAs.

Dr. Reddy’s Laboratories Limited

May 14, 2021

We are progressing with Phase-III trials for Rituximab and working on the next wave of biosimilar products, which are in different stages of development.

In our proprietary products business, we are progressing with Phase-III trials for E7777 for CTCL indication. Additionally, efforts are underway to globally monetize key approved and on-market assets. During the current quarter, we out-licensed to Ethypharm SAS, the development, registration and commercialization rights of Elyxyb, which is celecoxib oral solution for the EU5 markets.

While the current business environment continues to remain uncertain owing to global pandemic, we believe that the foundation is solid and there are multiple growth levers available for us to sustain this growth trends in FY’22 and beyond. Our growth would be primarily driven by the organic moves, focusing around pipeline monetization, productivity enhancement, diversifications and capability ramp-up in marketing and digitalization. Further, our strong balance sheet allows us to continue to invest in the right set of inorganic moves to enable long-term growth.

With this, I would like to open the floor for questions and answers.

Moderator:	Thank you very much. We will now begin the question-and-answer session. The first question is from the line of Prakash Agarwal from Axis Capital. Please go ahead.

Prakash Agarwal:	So first question is on the Sputnik V. Just wanted to understand opportunity better. So it’s about 100 million plus doses. Since we have the marketing and how should we think about in terms of monetizing this opportunity?

Erez Israeli:	Yes, so first, just to put the database together, we have the rights for the first 250 million of dose for India which translates to 125 million patients. And the initial quantities will come from the imported route that will come out of Russia. And in the meantime, we have six contractors which we are qualifying to make the product locally in India. This is for the country of India. In addition, there are discussions with RDIF for Sputnik light as well as additional engagement for the future for India. And we are also in discussions with them about quantities and rights, assets permit for other countries. So this is the overall view that we have at this stage of Sputnik.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Prakash Agarwal:	But just trying to understand for modeling purpose, even if we assume that we make Rs.100, 10% on the current price, the sales opportunity could be as high as Rs.2,500 crores?

Erez Israeli:	You know that we are not giving guidance. Today, we announced that the price for the imported route will be Rs.945 before tax. And global pricing of Sputnik as decided by the Russians is about $10. That’s what we can share.

Prakash Agarwal:	My second question is on the margin trajectory. So clearly, we have seen some improvement versus last quarter which had some one-offs. But we are still tad below the Q1, Q2 which had obviously lower cost due to lockdowns. And we are a little behind than our 25% aspirational guidance. So how do we see this achieving in ‘22?

Erez Israeli:	We are very much on the radar. And we are not giving again guidance. But in terms of aspiration, we are very much there. We also put certain efforts in order to make our activities more robust. So we invested a little bit more than the average in terms of building capabilities for the future including digital activities. So in that respect, we are very much committed to the numbers that we shared in the past on both the EBITDA as well as the ROCE.

Moderator:	Thank you. The next question is from the line of Damayanti Kerai from HSBC Securities and Capital Markets. Please go ahead.

Damayanti Kerai:	My question is on US business. So we are seeing a consistent launch of around 20, 25 products per year. But our quarterly sales rate is generally staying within $240 million to $250 million level. So can you please provide some color on what can drive US sales meaningfully from current quarterly run rate? And what is the price erosion level currently for your portfolio?

Erez Israeli:	The US models will continue to be that way. So specifically, now the price erosions is not as steep as it used to be, but the model is the same. If certain numbers of our products will face competitions, especially with the big customers, those of course will face price pressure and this trend will continue also into FY’22. If it’s going to be single digit or double digit, I don’t know, but the model will continue accordingly. What will continue to grow is the type of products that we are developing. As you know, we have some more and more and you are seeing CGT and you see products that have higher value. At the same time, it’s not just about sales, it’s about profit and we are doing multiple activities to reduce the cost to change the cost structure of our molecules of both of the API and the pharma. And as this will continue, the improvement in the profitability of the US will grow higher. So it’s a combination of focusing on the relevant products, which I believe that our portfolio is very promising, productivity and increase market share. The same things that this market had even years ago, I think we are implementing it every quarter better and better.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Damayanti Kerai:	My second question is India part. So fourth quarter definitely has some impact of seasonality. But barring seasonality and uncertainties around current COVID situation, how do you see India business progressing in next few quarters?

Erez Israeli:	Even though people are losing confidence in India, I personally as well as the company very much believe in India. And India is a very, very important, not just market for us, but we are part of the effort to fight pandemic in India. So I do see growth in India. We launched several COVID products, we launched also products like Remdesivir and Favipiravir as well as Sputnik today and more products will come. So our COVID portfolio is getting more and more robust as time goes by. In addition to that, we improved our capabilities and there is a better focus on the big brands in India, which I believe will grow as well. So overall, I’m very bullish about India as well as new activities that we will do in the future that we will announce when we do that.

Moderator:	Thank you. The next question is from the line of Kunal Dhamesha from Emkay Global. Please go ahead.

Kunal Dhamesha:	So first is on EBITDA margin. As we continue our journey towards our aspirational goal of 25% EBITDA margin, but from here what are the three key drivers of the EBITDA margin expansion in your view in order of importance, obviously, there would be product mix, etc., but in the order of magnitude which you believe could have a greatest impact on our journey, if you could share that, that would be great.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Erez Israeli:	The main drivers are common but have different magnitude even in FY’21 and moving forward. One is focus on the relevant portfolio. So we build future portfolio, which I believe very attractive, and we will very much focus on that. This portfolio will be bigger as well as more profitable. The second piece is that we are going to increase our productivity level of the existing portfolio. And we have various initiatives that are related to this for quite some time and they are very good and our entire operations, which include two levels, one overall productivity initiative in the way we conduct our operation and second is digital initiatives. We invest heavily into digital. We very much believe in digitalization as well as in automation and this is yielding very promising results. The third is we are increasing market share in those products on both the branded market as well as unbranded. Then on top of it, we are bringing relevant products, that is COVID activities, which is also meeting the need of the hour as well as helping ourselves in those relevant markets to facilitate additional capabilities. And on top of it, we are going to grow and try to explore our financial capacity for more BD activities. I hope these are the levers that all of them should increase our EBITDA in the future.

Kunal Dhamesha:	The follow-up would be, we have been speaking a lot about digital initiatives and we are investing heavily. Would you like to quantify what is our quantum of investment till now and is it likely to go down drastically in near-term or maybe medium-term, and it will also come up with its own cost savings which you would realize over a period of time. So any color you would like to provide here?

Erez Israeli:	So the color I can say, on the operating expenses, most of the growth is investment, whether it’s in R&D or in digital activities that are related to digital. So the growth that we have in this, is either related to inflation or to that. And the growth in CAPEX is also related to that, in addition to scaling up our injectable operations in order to facilitate robust launches of products that will come in FY’23 and FY’24. So if I call correctly, we had about give or take a little bit less than Rs.1,000 crores of Capex in FY’21, which is more than the years before, it’s primarily to prepare for that.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Kunal Dhamesha:	The investment in digital, do you foresee that it would come down once we are through the cycle and can come down drastically in coming quarters at least on the opex side?

Erez Israeli:	The investment in digital, we will invest in more in the future and it will replace manual activities, overall the expense base will go down.

Moderator:	Thank you. Next question is from the line of Neha Manpuria from JP Morgan. Please go ahead.

Neha Manpuria:	My first question is just a continuation of the operating costs. If I look at SG&A spend, up in the last two quarters, been inching up about Rs.150/140 crores. How should I look at this going forward - do you think the pace of the increase would be higher as we invest in digital, try to launch more products or do you think this is the level which is enough to sustain the growth that we have planned for the next two years?

Parag Agarwal:	So the SG&A expense as a percentage of sales for the full year as you know is flattish compared to last year. It has gone up in the last two quarters, primarily driven by two factors; one is we are prioritizing the supply and availability of our products across all markets. And because of COVID impact, the freight costs are higher, and the sea air ratio is slightly adverse because we are prioritizing the supplies. And the second reason is the increased investment that we are making behind digitalization and also higher product filing costs. The levers which impact SG&A are clearly the investment that we make on one hand and the productivity that we’re driving on the other hand. From one quarter to another, you can expect fluctuations. As you know, we are actually living in very uncertain times right now. And the impact of COVID also impacts this line. So I would say that going forward, you can expect to see higher investments in digitalization, as Erez mentioned. You can also see some of this will get offset by productivity. This is I think is going to be the shape of SG&A going forward.

Neha Manpuria:	Erez, in your opening comment, you mentioned about Russia market seeing some disruption in the quarter which led to dip in quarter-on-quarter growth. If you could give some color on that, was this something one-off like channel destocking, what led to this disruption?

Dr. Reddy’s Laboratories Limited

May 14, 2021

Erez Israeli:	Yes, the demand from the customers in this quarter was less than usual and less than anticipated. It’s probably financial situation of those customers as well as relatively low season. As you know, our products are very seasonal and this was in Q4, I do not see that as a quality issue, I see that as something that is primarily related to this period of time.

Moderator:	Thank you. The next question is from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Sameer Baisiwala:	Erez, first question on Sputnik. What’s the time frame within which you think you can supply 250 million doses that you contracted for India? And when do you think that the local manufacturers will start giving the supplies?

Erez Israeli:	I anticipate that between now and July, maybe August, the primary supply will be from Russia. And only the first quantities will come from the Indian manufacturers hopefully by August and September. It depends of course on the qualifications of those sites and the ability to meet the bridging studies, etc., but this is at least the anticipation. If this plan is in place, we can deal with these quantities within 12-months.

Sameer Baisiwala:	The second question, Erez, is on the US two products. One is Kuvan 500 mg powder. I think you launched the other two forms, but this one is pending FDA approval. So what’s holding it back and when do you see this getting approved? And second is on Icospaent/Vascepa. What’s the outlook for the launch? And when do you think you can have sort of a smooth supply of API?

Erez Israeli:	Amit, if you can take the first one, because I don’t recall the status of it. Bear with me. We will give you the details of it in a second. As for the second, we indeed faced a shortage of supply. I believe that we overcome it and we are going to launch within the next give or take two months.

Amit Agarwal:	On the first one, gKuvan 500 mg sachet, it is not expected sometime in this year. So it’s not expected in next one or two quarters, but maybe during H2 of the year we expect.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Sameer Baisiwala:	Erez, you said, you launch it in the next couple of months, but you said something about the API supply. Would it be with a smooth supply or would it be with a limited supply?

Erez Israeli:	Smooth supply.

Sameer Baisiwala:	About your 95 pending filings with the FDA. So three of them are NDAs. Are these generic rems kind of product or are these specialty branded kind of products?

Amit Agarwal:	These are more of generic products, not the specialty products which we were having like in proprietary product segment.

Erez Israeli:	They are basically generic product through 505(b)(2) route.

Moderator:	Thank you. The next question is from the line of Nikhil Mathur from Ambit Capital. Please go ahead.

Nikhil Mathur:	Sir, my question is around the recent products that you have launched in collaboration with Gland Pharma Ertapenem. I wanted to understand now the company having invested so much on injectable capacity, why does Dr. Reddy’s still have to work with the contract manufacturer for the injectable products?

G V Prasad:	I think the penems require dedicated facilities, which we don’t have and Gland has dedicated a line to penems so we’re using that capacity. Our capacity is between oncology and multipurpose. Penicillins, Penems all of these require specialized dedicated facilities.

Nikhil Mathur:	My question is that in one year, two year three year timeframe, is the company looking to establish capabilities in this space. So that in future whatever possibilities are there, the company doesn’t have to share profit with the contract manufacturers.

G V Prasad:	I don’t think we will ever say that we will do everything in-house. There will always be opportunities to create value through partnerships and Dr. Reddy’s has gained a lot through many partnerships. So I will not say that we will do everything in-house. Of course, where there is a business case, where there is volume, there is capability, we will do that, but we will not say that we do everything in-house.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Nikhil Mathur:	Does Dr. Reddy’s has any ambitions or plans to enter the US respiratory business because a couple of respiratory companies are quite heavily invested in that business space. Do you see that as an opportunity for Dr. Reddy’s as well sometime down the line?

G V Prasad:	It’s not a big space for us, but it’s something we don’t know what we’ll do in the future. But right now, we are not investing a lot in inhalation.

Nikhil Mathur:	Sir, any reason why you would not probably investing in that?

G V Prasad:	Limitations of time and we’re in many areas and also, we find the areas becoming very crowded.

Moderator:	Thank you. The next question is from the line of Ranvir Singh from Sunidhi Securities. Please go ahead.

Ranvir Singh:	My question again relates to that Sputnik. So just wanted to understand the price which has been fixed right now is for imported consignment or even if you can start manufacturing ourselves or get it manufactured in India, the price will remain the same or would the price be redetermined?

Erez Israeli:	This is a price that is related to the approved imported product. If and when we will have an approval for the contract manufacturers, I hope you will be able to offer a cheaper price to the market.

Ranvir Singh:	Second question, again on Sputnik. Whether RDIF has got a manufacturing agreement with all five players. And these manufactured products will be distributed through you or they will have a separate distribution agreement with them.

Erez Israeli:	For the first 250 million vaccines, we have the rights from all of these parties. What will happen after that, we will have to discuss and agree with RDIF and of course those contractors. At this stage, we are all working for our distribution.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Ranvir Singh:	I saw news yesterday that you are into licensing deal for cell therapy product called PRG1801. So just we wanted to understand the more details on it, what is the outlook, what kind of market actually it will cater to and what prospect we can expect from this?

G V Prasad:	So this is the cell therapy. It is in early stages of development with our licensing partner. It’s not going to be a big product, it’s a niche therapy, but it is an area we want to explore because we have a strong presence in oncology in small molecules as well as biologics. We are getting into this to offer affordable alternative to Indian patients. And in the process, pick up the skills of cell therapy. We will have a facility which will take the cells, convert them into CAR-Ts and then administer them to patients. It’s an entry into a new space, not in a therapeutic area, which is very key to Dr. Reddy’s. At this time, it is too early to predict what will be the margin and all that because we have to go through the clinical development and all of that. But our objective in this is to make cell therapies available to Indian patients at affordable prices.

Ranvir Singh:	But how is cell therapy market in India currently, how many products?

G V Prasad:	Today, there is no market, it is not available to Indians. We have to go overseas to get this done.

Moderator:	Thank you. The next question is from the line of Shyam Srinivasan from Goldman Sachs. Please go ahead.

Shyam Srinivasan:	Just a clarification on the Sputnik V supplies again. I think as you said that largely supplies will ramp up when the local manufacturers start. I thought there was a rule which says that 50% of the locally manufactured vaccines should be given to the central government and 50% is state and private. Would that rule apply to you as well?

G V Prasad:	I think to the domestic manufacturer, it could be applicable as they stand, but these rules are evolving every day as you can see. So it’s hard for us to predict when the supplies will ease in the next few months, what exactly will happen. But you’re right about that rule for Indian developed and manufactured medicines. But there are contracts also that RDIF has signed with the local companies. So we’ll have to see how the situation evolves. But we will do whatever the government mandates us to do.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Shyam Srinivasan:	Just a linking question on the export opportunity for Sputnik V. Given the constraints around local and the different payers that are going to be dealing with, do you think the export opportunity could be a much larger opportunity given our presence in emerging markets.

Erez Israeli:	Export, we have two routes for engagement with others. One product, it is made in Russia goes to other countries and that we have several discussion and we do see an opportunity for those markets out of that route. As for potential additional capacity inaudible, the intent is that India will be a big hub for Sputnik also in the future. And therefore, a portion of that quantity once fulfilled what is needed for India will be also for export. But this is not concluded at this stage, it’s in discussions.

Shyam Srinivasan:	The last question is on the PSAI business. We’ve seen good growth and looking at the press release, it seems to suggest its largely volume-led growth and we are seeing price erosion. So what is the sustainability of this in the fiscal ‘22? And from a capacity for API and PSAI, are we good, and is the inventory-led demand that we actually saw in the first half of last year do you think it’s continuing or what’s driving this volume development?

Erez Israeli:	I think what the main drivers of the business is a good execution on our end in order to provide products in the right service in the right course especially given the time with the relevant cost. So it’s primarily driven by focusing on those products in which we can have a global market share and this is the main drivers. In terms of geography, it’s primarily driven by Asia, China, Japan, Korea as well as some products in the United States. As for the future, the API will grow, but it will fluctuate. There will be quarters that it will look soft, and there will be quarters that it will look up because it’s primarily the timing of the pickup of those inventory by the customers. So it’s not going to be a kind of a linear quarter-on-quarter necessarily. But absolutely our API business will grow and become more profitable.

Moderator:	Thank you. The next question is from the line of Alok Dalal from CLSA. Please go ahead.

Dr. Reddy’s Laboratories Limited

May 14, 2021

Alok Dalal:	Any updates on Copaxone and Nuvaring filing?

Erez Israeli:	Copaxone, we are still working on the CRL that we received in January. And in the case of Nuvaring, we submitted the CRL response in December and we are waiting for the feedback which is likely to come in milestone submission. So we will get it by October.

Alok Dalal:	Will these be FY’22 launches?

Erez Israeli:	Unlikely for both of them.

Alok Dalal:	How should we think about the capital allocation strategy in next two, three years? And how important will acquisitions or inorganic growth be a part of this approach?

Erez Israeli:	So we do have a very, very good balance sheet and a relatively big financial capacity. So we are looking for opportunities all the time and we will be keen to take a deal that we find suitable for our strategy. I said it in the past, this is still the philosophy of the company. We are not in a shopping spree. We are going to go after assets that fit us well. Primarily, the focus will be products, brands, for certain capabilities that we want, it’s globally, but the main focus will be India and emerging markets.

Alok Dalal:	Capex will be higher than FY’21?

Erez Israeli:	The Capex will be around the same numbers, maybe a bit higher if everything will go through. Depends of course on the COVID-related activities and restrictions that we will be able to do. I’m assuming that it will be give or take around the same neighborhood that we had in FY’21.

Moderator:	Thank you. Ladies and gentlemen, due to time constraints that was the last question. I now hand the conference over to Mr. Amit Agarwal for closing comments.

Amit Agarwal:	Thanks everyone for joining us today for the earnings call. In case of any further queries, please reach out to the Investor Relations team. Stay safe and healthy. Thank you.

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